Exhibit 99.1

1 May 8 th , 2023 1Q23 Earnings Presentation

2 This report may contain forward - looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies . While these forward - looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein . These statements are not guarantees of future performance . These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors . In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements . The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release . Statements contained in this report that are not facts or historical information may be forward - looking statements under the terms of the Private Securities Litigation Reform Act of 1995 . These forward - looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter . In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements . These forward - looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones . Any forward - looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made . We undertake no obligation to publicly update any forward - looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise . For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward - Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20 - F . The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost to serve (CTS), are calculated using Inter’s internal data . Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business . In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics . About Non - IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non - IFRS measures of financial performance, as highlighted throughout the documents . The non - IFRS Financial Measures include, among others : Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All - in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns , Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1 . 0 , Marginal NIM 2 . 0 , Net Interest Margin IEP + Non - int . CC Receivables ( 1 . 0 ), Net Interest Margin IEP ( 2 . 0 ), Cost - to - Serve . A “non - IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements . Inter&Co provides certain non - IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS . The non - IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS . There are significant limitations associated with the use of non - IFRS financial measures . Further, these measures may differ from the non - IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies . EARNINGS PRESENTATION | 1Q23 Disclaimer

3 “Harvesting profitable results from solid foundations” - Inter Team | Belo Horizonte

4 1. CEO Overview Agenda 5. Financial Performance 2. Banking – Credit Engine 4. Transactional Platform 3. Banking – Funding Capabilities

5 1. CEO Overview 5. Financial Performance 2. Banking – Credit Engine 4. Transactional Platform 3. Banking – Funding Capabilities Agenda

6 Solid Foundations in Place Top Management Team Best Super App Leading Deposits Franchise 1 2 3 EARNINGS PRESENTATION | 1Q23 Fortress Balance Sheet 4 Massive +26 Million Clients 5

7 Clients Massive Growth Growth & Engagement Loans Market Share driven Pricing based growth Capital Deployment phase Tactical use Efficiency As an outcome As a guideline Navigating the Next 5 Years EARNINGS PRESENTATION | 1Q23

8 Operational Leverage Record low Efficiency Ratio 62% - 11.2 p.p . YoY Interest Margins Growing NIM 2.0 Bottom Line Deliver ing + Net I ncome R$ 24 mm Vs. (29)mm 1Q22 Activation Rate Increasing Active Clients 51.5% +48 bps QoQ Expanding Demand deposits 1 Market Share 3.6% +21 bps QoQ Already Harvesting Profitable Results 2 3 4 5 6 1 Note 1: Market data from Brazilian Central Bank, available at: https://www3.bcb.gov.br/ sgspub / localizarseries . Inter`s demand deposits consider only the Brazilian market. 8.7% +30 bps QoQ Regulatory Capital Optimizing Tier 1 Ratio 23% - 1.1 p.p . QoQ EARNINGS PRESENTATION | 1Q23

9 5. Financial Performance 2. Banking – Credit Engine 4. Transactional Platform 3. Banking – Funding Capabilities 1. CEO Overview Agenda

10 53% 39% 29% 25% 29% 26% 21% 19% 20% 20% 21% 20% 3% 0% 4% 10% 18% 17% 14% 16% 12% 2% 4% 3% 3% 3% 16% 22% 27% 28% 29% 29% 17.2 22.7 18.2 23.8 2% 8% 2% 5% 4.8 8.8 17.5 24.5 18.5 25.1 0.0 5.0 10.0 15.0 20.0 25.0 2019 2020 2021 2022 1Q22 1Q23 Loan portfolio growth prioritizing most profitable products Note 1: Interest income per portfolio divided by average of the last two quarters of each gross portfolio. Note 2: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. Note 3: All - in loans yield considers Real Estate, Payroll +FGTS, SMBs, Credit Card, excluding non - interest earnings credit card receiva bles. +17% +6% +30% +24% +37% +4% - 8% +5% +6% +6% +36% +2% N/M +58% N/M - 30% % YoY % QoQ Real Estate Payroll SMBs Agribusiness Credit Card Total FGTS Anticip . of CC Receiv . +31% + 5% Total Excl. Ant. of CC Receiv . 14.1% 11.8% 15.2% 12.6% 16.4% 15.3% 22.0% 63.2% 88.3% -100.0% -80.0% -60.0% -40.0% -20.0% 0.0% 20.0% 40.0% 60.0% 80.0% 100.0% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Real Estate 1 Payroll + FGTS 1 SMBs 1 Credit Card 2 exc. Non int. CC Receivables Annualized Interest Rates 1 In % Gross Loan Portfolio In R$ Billion All - in Loans Yield 3 EARNINGS PRESENTATION | 1Q23

11 3.4% 3.8% 3.8% 4.1% 4.4% 3.5% 3.9% 4.0% 4.4% 4.7% 1Q22 2Q22 3Q22 4Q22 1Q23 NPL > 90 days NPL > 90 days (excl. Antic. Of C.C. Receivables) 4.5% 4.5% 4.3% 4.1% 4.3% 4.6% 4.6% 4.5% 4.5% 4.6% 1Q22 2Q22 3Q22 4Q22 1Q23 NPL 15-90 days NPL 15-90 days (excl. Antic. Of C.C. Receivables) Resilient asset quality, improving across cohorts NPL >90 days In % NPL 15 to 90 days In % Note 1: The NPL formation is calculated considering: (overdue balance higher than 90 days in the current quarter – overdue balance highe r than 90 days in the previous quarter + write - off change in the current quarter) · Credit Portfolio Balance in the previous quarter. Write - offs from BACEN GAAP Financial Statements; From 1Q23 onwards IFRS and B ACEN GAAP write - off methodology converged. Note 2: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the coho rt divided by total credit card portfolio of the same cohort. 3 4 5 6 7 8 9 10 11 12 Credit Cards NPL > 90 days per cohort 2 In % 1 Q23 4Q21 1.2% 1.0% 1.2% 2.0% 1.5% 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 3.0% 1Q22 2Q22 3Q22 4Q22 1Q23 NPL Formation 1 In % Quarters of relationship EARNINGS PRESENTATION | 1Q23

12 Positive dynamics from newer cohorts and collateralized portfolio Coverage Ratio In % 4.9% 5.2% 5.2% 4.8% 6.0% 4.8% 5.1% 5.0% 4.5% 5.6% 2.1% 1.1% 1.9% 1.0% 1.1% 1Q22 2Q22 3Q22 4Q22 1Q23 Cost of Risk (excl. Antic. Of C.C. Receivables) Cost of Risk Cost of risk (Excluding Credit Cards) 126% 129% 141% 132% 131% 1Q22 2Q22 3Q22 4Q22 1Q23 81% 88% 84% 86% 91% 19% 12% 16% 14% 9% 1Q22 2Q22 3Q22 4Q22 1Q23 Provision from Originations of Last Quarter Provision from Originations of Older Quarters Cost of Risk Breakdown 2 In % of the cost Note 1: 1Q22: managerial number, excluding non - recurrent provision. Note 2: Each column has the breakdown of the “Impairment Losses on Financial Assets” of the respective quarter broken down in two com pon ents: 1) provision form loans originated in that same quarter 2) provision form loans originated in older quarter. Cost of Risk 1 In % EARNINGS PRESENTATION | 1Q23

13 5. Financial Performance 2. Banking – Credit Engine 4. Transactional Platform 3. Banking – Funding Capabilities 1. CEO Overview Agenda

14 33% 47% 45% 39% 41% 36% 35% 34% 32% 35% 34% 38% 27% 12% 16% 21% 18% 22% 6% 7% 7% 5% 6% 5% 6.4 14.2 21.9 29.8 23.2 30.8 2019 2020 2021 2022 1Q22 1Q23 Strengthening retail deposit franchise Note 1: Others = saving deposits + creditors by resources to release. Note 2 : Market data from Brazilian Central Bank, available at: https://www3.bcb.gov.br/ sgspub / localizarseries . Inter`s demand deposits consider only the Brazilian market. +55% +48% +14% +3% +33% +8% +11% - 5% - 4% +3% % YoY % QoQ Demand Deposits Time Deposits Securities Issued Others 1 Total Funding In R$ Billion • Growth in market share of demand deposits despite seasonality Demand deposits market share 2 In % + 12.7 million clients trusting Inter with their deposits +21bps +17 bps #8 rank among banks in Brazil 2 #6 rank among banks in Brazil 2 2.70% 2.87% 2.90% 3.10% 3.37% 3.58% 2.50% 2.70% 2.90% 3.10% 3.30% 3.50% 3.70% 3.90% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 EARNINGS PRESENTATION | 1Q23

15 Cost - efficient funding at scale All - in Cost of Funding In %, Annualized 7.6% 10.3% 12.4% 13.5% 13.7% 13.7% 4.8% 6.0% 7.6% 8.6% 8.1% 8.9% 63.0% 58.1% 61.2% 63.5% 59.5% 65.0% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 • Strong competitive advantage of Inter’s ecosystem Avg. CDI of Quarter All-in Cost of Funding All-in Cost of Funding % of CDI EARNINGS PRESENTATION | 1Q23

16 5. Financial Performance 2. Banking – Credit Engine 4. Transactional Platform 3. Banking – Funding Capabilities 1. CEO Overview Agenda

17 Total Number of Clients In Million Client Acquisition Cost In R$, quarterly 45% 50% 55% 51% 56% 55% 50% 45% 49% 44% 29.0 32.1 28.3 30.4 29.8 1Q22 2Q22 3Q22 4Q22 1Q23 Operational Costs Marketing Costs 53.3% 51.7% 51.2% 51.0% 51.5% 18.6 20.7 22.8 24.7 26.3 - 5.0 10.0 15.0 20.0 25.0 30.0 1Q22 2Q22 3Q22 4Q22 1Q23 Active Clients + 0.9 mm + 0.9 mm + 2.0 mm + 1.6 mm +2.2 mm + 1.9 mm 38% 59% +0.8 mm + 1.0 mm Material improvement in combining activation with client adds Positive results from enhanced onboarding experience combined with personalized Super App EARNINGS PRESENTATION | 1Q23

18 0 2 4 6 8 10 1 3 5 7 9 11 13 15 17 19 21 Thousand 62% 62% 61% 58% 55% 54% 54% 55% 54% 38% 38% 39% 42% 45% 46% 46% 45% 46% 8 9 12 14 14 16 17 19 18 37 58 80 94 97 118 138 158 163 44 67 92 109 111 134 155 178 181 0 5 10 15 20 25 30 35 40 45 50 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Debit Credit PIX Continued momentum in transactional banking activity Note 1: Height of PIX volume was reduced to fit on page. +31% +35% + 68% +63% % YoY +29% - 3% +0% +3% +2% % QoQ - 6% Cards + PIX TPV 1 In R$ Billion Quarters of relationship 1Q23 1Q18 Cards + PIX TPV per Active Client In R$, monthly EARNINGS PRESENTATION | 1Q23

19 2.0 3.3 1Q22 1Q23 0.9 1.3 1Q22 1Q23 1.8 2.5 1Q22 1Q23 x Strong client adoption across transactional platform Inter Shop Inter Insurance Inter Invest Active Clients I n M illion 46% 33% +R$829 million GMV 6.5% Net Take - Rate R$ 53 mm Premiums 1Q23 R$ 6.9 bn Third Party Fixed Income Distribut ion 21% 93% 8.8 m m Transactions 1 1Q23 29% +260 thousand sales High margin business Strong AuC growth R$ 68bn AuC 68 % Active Clients I n M illion Active Clients I n M illion YoY growth YoY growth YoY growth Note 1: Number of transactions made through Inter Shop during the quarter. EARNINGS PRESENTATION | 1Q23

20 Inter Global | Replicating Inter success in the US with minimal capex Note 1: Global Services Clients includes Brazilian Global Account clients, US clients and International Investors . Note 2 : According to number of users in US. Note 3: Amount included in Demand Deposit balance on IFRS Financial Statement Note 4 : Assets under APEX Custody Note 5 : Securities under APEX Custody. Remittances Giftcards Global Account Mortgages Pipeline Product Rollout Investments Broker Dealer Single App Credit Card 50 141 501 1,127 1,447 1Q22 2Q22 3Q22 4Q22 1Q23 Global Services Clients 1 In Thousands Rank #12 among Neo Banks in U.S. 2 by number of clients AuC & Deposits in US Dollars In USD Million Debit Card Assets under Custody 4 Deposit balance 3 Securities 5 - - 6 9 14 10 26 42 49 68 2 4 8 26 41 20 11 30 56 84 142 1Q22 2Q22 3Q22 4Q22 1Q23 Insurance broker EARNINGS PRESENTATION | 1Q23 Real estate fund

21 5. Financial Performance 2. Banking – Credit Engine 4. Transactional Platform 3. Banking – Funding Capabilities 1. CEO Overview Agenda

22 70% 65% 74% 75% 65% 64% 65% 67% 69% 30% 35% 26% 25% 35% 36% 35% 33% 31% 417 467 607 731 834 877 850 1,002 1,024 544 636 837 1,281 1,461 1,540 1,704 1,800 0 500 1000 1500 2000 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Net Interest Income Net Fee Revenue Total Net Revenue Total Gross Revenue % YoY + 40% +31% +23% +8% % QoQ +6% +5% +2% - 4 % Accelerating NII as result of portfolio repricing 1,100 Revenue In R$ Million • Continued focus towards repricing EARNINGS PRESENTATION | 1Q23

23 0 10 20 30 40 50 60 70 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 0 15 30 45 60 75 90 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 Increasing monetization of our client base as cohorts mature Gross ARPAC By Cohort In R $, monthly Quarters of relationship 1 Q23 1Q18 Net ARPAC By Cohort In R $, monthly Quarters of relationship 1 Q23 1Q18 R$ 46 Avg. ARPAC R$ 82 Mature ARPAC R$ 29 Avg. ARPAC R$ 62 Mature ARPAC ARPAC In R$, monthly 28.0 27.8 31.0 33.6 33.6 32.2 28.6 30.6 28.8 31.9 32.1 37.1 43.7 45.6 47.3 45.9 46.9 45.9 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Net ARPAC Gross ARPAC EARNINGS PRESENTATION | 1Q23

24 8.0% 8.1% 7.4% 8.4% 8.7% 4.0% 4.5% 5.0% 5.5% 6.0% 6.5% 7.0% 7.5% 8.0% 8.5% 9.0% 1Q22 2Q22 3Q22 4Q22 1Q23 6.9% 7.0% 6.4% 7.2% 7.4% 5.0% 5.5% 6.0% 6.5% 7.0% 7.5% 8.0% 1Q22 2Q22 3Q22 4Q22 1Q23 Highest NIM since increase of SELIC rates Portfolio mix contributing to NIM expansion NIM 1.0 - IEP + Non - int. CC Receivables In % NIM 2.0 – IEP Only In % EARNINGS PRESENTATION | 1Q23

25 160 127 135 160 149 181 235 161 168 167 144 144 25 46 13 29 56 40 19 36 36 36 56 38 45 43 32 23 40 20 147 141 149 160 189 156 630 555 533 576 634 579 12 8 43 6 1 4 12 8 8 10 631 558 557 592 685 596 -50 50 150 250 350 450 550 650 750 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 % YoY +10% +7% - 53% + 43% - 10% % QoQ - 17% - 13% - 50% +21% +0% Data Processing 7 Others 6 Publicity 4 Personnel 3 M&A 2 Disciplined focus on expense control Total Expenses +4% - 9% Expenses Excl. M&A & SBC - 13% - 28 % Banking 5 +3% - 33% D&A Share - based comp. 2 Expenses Breakdown 1 In R$ Million Strong opportunity to continue delivering operating leverage Note 1: IFRS Financial Statements lines: “Personnel expenses”, “Depreciation and Amortization”, “Other Administrative Expenses”. Note 2: Share - based and M&A Expenses are included in Personnel Expenses in the Income Statement. Note 3: Personnel Expenses excluding Share - based and M&A Expenses. Salaries and benefits (including Board). Note 4 : Advertisement and public relations expenses. Note 5: Wire transfers and overdraft. Note 6: Reimbursement, communication and portability. Note 7: Data centers, cloud and systems maintenance. EARNINGS PRESENTATION | 1Q23

26 21.2 17.5 15.7 15.8 17.1 13.8 0.0 5.0 10.0 15.0 20.0 25.0 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 21% YoY 2.3 2.6 2.6 2.9 3.1 3.5 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 88% 72% 68% 75% 73% 62% 55% 60% 65% 70% 75% 80% 85% 90% 95% 100% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Delivering strong progress on operational leverage Note 1: Including interns. Active Clients per Employee 1 In Thousand Cost - to - Serve In R$, monthly Efficiency Ratio In % 56% YoY EARNINGS PRESENTATION | 1Q23

27 23.0% 1.5% 24.5% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 1Q23 BACEN New Rules 1Q23 PF • Capital ratio purely comprised of high - quality core Tier I capital • Several opportunities to continue redeploying capital into loan growth • Approximately 2x the capital base of Brazil’s 5 largest banks 3 : 23.0% 15.0% 12.0% 11.9% 11.1% 10.8% Inter Bank 1 Bank 2 Bank 3 Bank 4 Bank 5 Note 1: 1Q23 Pro Forma Capital Ratio is presented for illustrative purposes only and does not reflect our actual results. 1Q23 Pro Form a Capital Ratio has been adjusted as if the proposed rules from the Brazilian Central Bank on the calculation of Risk - Weighted A sset methodology for capital allocation were in place on March 31, 2023, in their proposed form. Note 2: Changes expected to became effective in July 2023, according to BACEN new rules are due to RWA methodology for Capital Alloca tio n. ( RWACpad ). Note 3: Latest available CET1 of top 5 largest banks vs. Inter CET1 CET1 Ratio 1 In % Strongly capitalized balance sheet structure 2 1Q23 pro forma ˜2x Latest CET1 of Brazil’s 5 Largest Banks CET1 Ratio 3 In % EARNINGS PRESENTATION | 1Q23

28 Sequential improvement in profitability Net Income In R$ Million | Inter&Co 1 (110) Income before tax (100) 12 (33) 1 (20) 6 (56) (29) 16 (30) 29 24 23 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Note 1: Adjusted Net Income for the third quarter of 2022 is presented for illustrative purposes only and does not reflect our actual re sults. ‘3Q22 Adjusted’ (non - IFRS measure) excludes the non - recurring effects of deflation in 3Q22 and assumes the inflation pro jected for 2023 from the Focus Report of Brazilian Central Bank, divided by four. The unadjusted figure for deflation was R$ (30). EARNINGS PRESENTATION | 1Q23

29 Closing Remarks

30 Operational Leverage Record low Efficiency Ratio 3 62% - 11.2 p.p . YoY Interest Margin Growing NIM 2.0 4 8.7% +30 bps QoQ Bottom Line Delivering Net Income 5 R$ 24 mm Vs. 29 mm 4Q22 Activation Rates Increasing Active Clients 2 51.5% +48 bps QoQ Expanding Demand Deposits 1 Market Share 1 3.6% +21 bps QoQ …From Solid Foundations Note 1: Market data from Brazilian Central Bank, available at: https://www3.bcb.gov.br/ sgspub / localizarseries . Inter`s demand deposits consider only the Brazilian market. EARNINGS PRESENTATION | 1Q23 Harvesting Profitable Results…

31 Q&A

32 Appendix

33 Balance Sheet ( R $ Million) Income Statement ( R $ Million ) EARNINGS PRESENTATION | 1Q23

34 Glossary of operational definitions Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months . For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date . For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period . Active clients per employee: —„‡” ‘ˆ ƒ…–‹˜‡ …Ž‹‡–• ƒ– –Š‡ ‡† ‘ˆ –Š‡ “—ƒ”–‡” ‘–ƒŽ —„‡” ‘ˆ ‡’Ž‘›‡‡• ƒ– –Š‡ ‡† ‘ˆ –Š‡ “—ƒ”–‡” ǡ ‹…Ž—†‹‰ ‹–‡”• Activity Rate: „‡” ‘ˆ ƒ…–‹˜‡ …Ž‹‡–• ƒ– –Š‡ ‡† ‘ˆ –Š‡ “—ƒ”–‡” ‘–ƒŽ —„‡” ‘ˆ …Ž‹‡–• ƒ– –Š‡ ‡† ‘ˆ –Š‡ “—ƒ”–‡” Card+PIX TPV: PIX, debit and credit cards and withdrawal transacted volumes of a given period . PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil . Card+PIX TPV per active client: Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period . Client acquisition cost (CAC): The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter . Clients with 3 or more products : —„‡” ‘ˆ ƒ…–‹˜‡ …Ž‹‡– ‡ • –Šƒ– —•‡† –Š”‡‡ ‘” ‘”‡ ’”‘†—…–• —„‡” ‘ˆ ƒ…–‹˜‡ …Ž‹‡–• ƒ– –Š‡ ‡† ‘ˆ –Š‡ “—ƒ”–‡” Product portfolio comprised of 73 distinct products , such as transactional banking services (PIX + wire transfers + withdrawal ), shopping purchases , credit card transactions , and others . Cross - selling index (CSI): σ —„‡” ‘ˆ —•‡† ’”‘†—…–• …–‹˜‡ …Ž‹‡–• ݋݂ ݐ݄݁ “—ƒ”–‡” ൅ ƒ…–‹˜‡ …Ž‹‡–• ‘ˆ –Š‡ ’”‡˜‹‘—• “—ƒ”–‡” ൊ ʹ Gross merchandise volume (GMV): Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus . Gross take rate: –‡” Š‘’ ‰”‘•• ”‡˜‡—‡ Net take rate: –‡” Š‘’ ‡– ”‡˜‡—‡ Primary Banking Relationship: A client who has 50 % or more of their income after tax for that period flowing to their bank account with us during the month . EARNINGS PRESENTATION | 1Q23

EARNINGS PRESENTATION | 1Q23

Glossary of financial measures reconciliation

ARPAC gross of interest expenses:

$$\frac{(\text{Interest income} + (\text{Revenue from services and commissions} - \text{Cashback expenses}) + \text{Income from securities} + \text{Net gains (losses) from derivatives} + \text{Other revenue}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC net of interest expenses:

$$\frac{(\text{Revenue} - \text{Interest expenses}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC per quarterly cohort:
Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter.

1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period.

Assets under custody (AuC):
We calculate assets under custody, or AUC, at a given date as the market value of all retail clients' assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.

Card fee revenue:
It is part of the "Revenue from services and commission" and "Other revenue" on IFRS Income Statement.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\text{Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release and securities issued)}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers}}$$

Cost-to-serve (CTS):

$$\frac{(\text{Personal Expenses} + \text{xOther Administrative Expenses} - \text{Total CAC}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss}}{\text{Overdue higher than 90 days}}$$

Earning Portfolio (IEP):
Earnings Portfolio include "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet.

Efficiency Ratio:

$$\frac{\text{Personal expense} + \text{Other administrative expenses} + \text{Depreciation and Amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Net gains or (losses) from derivatives} + \text{Other revenue} - \text{Tax expense}}$$

Fee income ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net interest income} + \text{Net result from services and commissions} + \text{Net gains (losses) from derivatives} + \text{Other revenues}}$$

Funding:

$$\text{Demand Deposits} + \text{Time Deposits} + \text{Securities Issued} + \text{Savings Deposits} + \text{Creditors by Resources to Release}$$

Gross Loan portfolio:

$$\text{Loans and Advance to Customers} + \text{Loans to financial institutions}$$

35

EARNINGS PRESENTATION | 1Q23

Glossary of financial measures reconciliation

Net fee income:

$$\text{Net result from services and commissions} + \text{Other revenue}$$

Net interest income:

$$\text{Interest Income} + \text{Interest Expenses} + \text{Income from securities}$$

Net revenue:

$$\text{Net interest income} + \text{Net result from services and commissions} + \text{Net gains (losses) from derivatives} + \text{Other revenues}$$

NIM 1.0 – IEP + Non-interest Credit Cards Receivables:

$$\frac{(\text{Net Interest Income} + \text{Net gain (losses) from derivatives}) \text{x } 4}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers}}$$

NIM 2.0 – IEP Only:

$$\frac{(\text{Net Interest IncomeNet gain (losses) from derivatives) x } 4}{\text{Average of 2 Last Quarters Earning Portfolio} - \text{Non} - \text{interest} - \text{Bearing Credit Cards Receivables (Amounts due from financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers} - \text{Credit card transactor portfolio)}}$$

NPL 15 to 90 days:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL Formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quartersof total shareholder`s equity}}$$

Tier I ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Total gross revenue:

$$\text{Interest income calculated using the effective interest method} + (\text{Revenue from services and commissions} - \text{Cashback expenses}) + \text{Income from securities} + \text{Net gains (losses) from derivatives} + \text{Other revenue}$$

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